[LETTERHEAD  OF  NETWORK  INSTALLATION  CORPORATION]


February  17,  2004

U.S.  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Attn:  Gail  A.  Pierce

Re:  Network  Installation  Corporation
        Registration  Statement  on  Form  SB-2
        File  No.  333-109740


Dear  Ms.  Pierce:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Network Installation Corporation (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-109740) originally filed on January 21, 2004, together with all amendments and exhibits thereto (collectively, the "Registration Statement").

     The Registration Statement covered the resale of certain shares of the Registrant's Common Stock by the Registrant's stockholders. The Registration Statement has not been declared effective and no shares of Common Stock of the Registrant have been or will be resold pursuant to the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at 18 Technology Drive, Suite 140A, Irvine, CA 92618, and Amy Trombly, Esq. 80 Dorcar Road, Newton, MA 02459. If you have any questions regarding this request, please call Ms. Amy Trombly at (617) 243-0850.

     Thank  you  for  your  assistance.


Very  truly  yours,

Network  Installation  Corporation


 /S/  Michael  Cummings
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Michael  Cummings
Chief  Executive  Officer